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                             February 16, 2024

       Wing Wah Cheng
       Chief Executive Officer
       Samfine Creation Holdings Group Limited
       Flat B, 8/F, Block 4
       Kwun Tong Industrial Centre
       436-446 Kwun Tong Road
       Kwun Tong, Kowloon
       Hong Kong

                                                        Re: Samfine Creation
Holdings Group Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed February 8,
2024
                                                            File No. 333-275498

       Dear Wing Wah Cheng:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Form F-1

       General

   1. We note the changes you made to your disclosure appearing on the cover page, Summary, and Risk Factor
sections relating to legal and operational risks associated with operating in China and PRC
regulations. It is unclear to us that there have been changes in the regulatory environment
in the PRC since the amendment that was filed on December
                                                        8, 2023, warranting
revised disclosure to mitigate the challenges you face and related disclosures. The Sample
Letters to China-Based Companies sought specific disclosure
                                                        relating to the risk
that the PRC government may intervene in or influence your operations at any time, or may
exert control over operations of your business, which could result in a material change in your
operations and/or the value of the securities you are registering
 Wing Wah Cheng
Samfine Creation Holdings Group Limited
February 16, 2024
Page 2
      for sale. We remind you that, pursuant to federal securities rules, the
term    control
      (including the terms    controlling,       controlled by,    and    under
common control with   ) as
      defined in Securities Act Rule 405 means    the possession, direct or
indirect, of the power
      to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the
PRC government   s
      intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of December 8, 2023.
Management
Compensation of Directors and Executive Officers, page 125

2. Please update your compensation disclosure to reflect the fiscal year ended December 31,
      2023.
       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameWing Wah Cheng
                                                    Division of Corporation
Finance
Comapany NameSamfine Creation Holdings Group Limited
                                                    Office of Manufacturing
February 16, 2024 Page 2
cc:       Ying Li
FirstName LastName